AMER SPORTS REPORTS RECORD FIRST QUARTER 2025 FINANCIAL RESULTS, RAISES FULL YEAR REVENUE AND EPS GUIDANCE
•Strong results with revenues, adjusted margins and EPS well above expectations
•Revenue increased 23% to $1,473 million in 1Q25, and strong momentum has continued into 2Q25
•Arc’teryx strong trends continue across regions, channels, and categories
•Salomon footwear brand momentum accelerating globally, and Winter Sports Equipment had a solid finish to Winter season
•Ball & Racquet segment delivered healthy sales and profitability led by Wilson Tennis 360
•Company raises 2025 revenue and EPS expectations assuming current tariffs remain in effect for rest of year
NEW YORK (May 20, 2025) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the first quarter of 2025.
CEO James Zheng commented, "We began 2025 with a great performance in the first quarter, and that momentum has continued into the second quarter. Led by Arc'teryx and Salomon footwear, our unique portfolio of premium technical brands continues to create white space and take market share in sports and outdoor markets around the world.
Given macro uncertainty related to U.S. import tariff rates, we are operating our business with discipline and flexibility. We are confident in our position to manage through a variety of tariff outcomes given our premium brands with pricing power, strong secular growth trends, and relatively low U.S. revenue exposure."
FIRST QUARTER 2025 RESULTS
For the first quarter of 2025, compared to the first quarter of 2024:
•Revenue increased 23% to $1,473 million, or 26% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 28% to $664 million, or increased 32% on a constant currency basis. This reflects an omni-comp2 growth of 19%.
•Outdoor Performance increased 25% to $502 million, or increased 29% on a constant currency basis.
•Ball & Racquet Sports increased 12% to $306 million, or increased 13% on a constant currency basis.
•Gross margin increased 350 basis points to 57.8%; Adjusted gross margin increased 330 basis points to 58.0%.
•Selling, general and administrative expenses increased 18% to $642 million; Adjusted selling, general and administrative expenses increased 19% to $627 million.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Operating profit increased 97% to $214 million; Adjusted operating profit increased 79% to $232 million.
•Operating margin increased 540 basis points to 14.5%. Adjusted operating margin increased 490 basis points to 15.8%. Adjusted operating margin by segment:
◦Technical Apparel increased 110 basis points to 23.8%.
◦Outdoor Performance increased 990 basis points to 14.7%.
◦Ball & Racquet Sports increased 270 basis points to 6.6%.
•Net income increased from $5 million to $135 million, or $0.24 diluted earnings per share; Adjusted net income increased from $50 million to $148 million, or $0.27 diluted earnings per share.
Balance sheet. Year-over-year inventories increased 15% to $1,267 million. Net debt3 was $515 million, and cash and cash equivalents totaled $422 million at quarter end.
OUTLOOK
CFO Andrew Page said, "Our underlying business momentum, diverse global footprint, clean balance sheet, and strong pricing power positions us well to navigate rising tariffs and associated macro uncertainties.
Given the upside in the first quarter and our continued operating and financial momentum — and despite higher tariffs — we are raising our full year revenue and EPS expectations. This updated guidance assumes that the current 30% tariff on goods arriving to the U.S. from China and 10% tariff on all other countries will stay in place for the remainder of 2025. Given the mitigation strategies we already have underway, we expect the impact to our P&L from higher tariffs to be negligible this year. And as we've said before, should strong trends continue and better-than-anticipated demand materialize, we believe we are well positioned to deliver financial performance ahead of these expectations.
Looking beyond 2025, we believe we will be able to offset the vast majority of higher import tariffs under a wide range of scenarios through pricing, vendor renegotiation, and supply chain maneuvers."
FULL-YEAR 2025
Amer Sports is updating guidance for the year ending December 31, 2025 (all guidance figures reference adjusted amounts). Guidance assumes U.S. tariffs on imports from China remain at 30% and Rest-of-World at 10% for the remainder of the year:
•Reported revenue growth: 15 – 17%
•Gross margin: 56.5 – 57%
•Operating margin: 11.5 – 12%
•Net finance cost: approximately $120 million
•Effective tax rate: 30 – 32%
•Fully diluted share count: approximately 560 million
•Fully diluted EPS: $0.67 – 0.72
•D&A: approximately $350 million, including approximately $180 million of ROU depreciation
•CapEx: approximately $300 million

3Net debt is defined as the principal value of borrowings from financial institutions, including the revolving credit facility and other-borrowings, less cash and cash equivalents.

•Technical Apparel:
◦Revenue growth of 20 – 22%
◦Segment operating margin approximately 21%
•Outdoor Performance:
◦Revenue growth of mid-teens%
◦Segment operating margin approximately 9.5%
•Ball & Racquet:
◦Revenue growth of mid-single-digit
◦Segment operating margin approximately 3 – 4%

SECOND QUARTER 2025
Amer Sports is providing the following guidance for the second quarter ending June 30, 2025 (all guidance figures reference adjusted amounts). Guidance assumes U.S. tariffs on imports from China remain at 30% and Rest-of-World at 10% for the remainder of the year:
•Reported revenue growth: 16 – 18%
•Gross margin: 57 – 58%
•Operating margin: 3 – 4%
•Net finance cost: $25 – 30 million
•Effective tax rate: 30 – 32%
•Fully diluted share count: approximately 560 million
•Fully diluted EPS: $0.00 – 0.02
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the first quarter 2025 will be webcast live today, Tuesday, May 20, 2025 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.

With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 42 countries and our products are sold in 100+ countries. Amer Sports generated $5.2 billion in revenue in 2024. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.
NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income attributable to equity holders of the Company, and adjusted diluted earnings per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding non-recurring items such as depreciation and amortization related to purchase price allocation (PPA) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019, restructuring expenses, and expenses related to certain legal proceedings. Adjusted SG&A excludes non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted net finance costs is calculated as net finance costs excluding non-recurring items such as expenses related to transaction activities, other adjustments and loss on debt extinguishment. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. EBITDA is calculated as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense, foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude non-recurring items such as restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and related income tax expense. “Omni-comp” reflects revenue growth on a constant currency basis from retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed for 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.

The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.
FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “potential,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.
FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
omar.saad@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports

CONSOLIDATED STATEMENTS OF INCOME (1) (2)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions (except for earnings per share information)	2025	2024

Revenue	$1,472.5	$1,192.5
Cost of goods sold	(621.4)	(544.4)
Gross profit	851.1	648.1
Selling, general and administrative expenses	(641.9)	(543.8)
Impairment losses	(0.3)	(1.3)
Other operating income	5.3	6.0
Operating profit	214.2	109.0

Interest expense	(22.0)	(68.3)
Foreign currency exchange gains/(losses), net & other finance costs	3.9	(14.0)
Loss on debt extinguishment	-	(14.3)
Interest income	1.5	2.7
Net finance cost	(16.6)	(93.9)

Income before tax	197.6	15.1

Income tax expense	(59.5)	(8.2)

Net income	$138.1	$6.9

Net income attributable to:
Equity holders of the Company	$134.6	$5.1
Non-controlling interests	$3.5	$1.8

Earnings per share
Basic earnings per share	$0.24	$0.01
Diluted earnings per share	$0.24	$0.01

Weighted-average number of ordinary shares
Basic	553,986,158	463,422,683
Diluted	557,567,556	466,345,776
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
(2) Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions, which were previously recorded as selling, general and administrative expenses, and are now recorded as finance costs. The impact on the prior period financial statements is immaterial.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2025 and December 31, 2024
(Unaudited)

In millions	March 31, 2025	December 31, 2024

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,638.4	$2,590.1
Goodwill	2,161.9	2,127.7
Property, plant and equipment	561.2	549.5
Right-of-use assets	565.4	524.3
Non-current financial assets	16.9	16.8
Defined benefit pension assets	11.3	11.7
Other non-current assets	46.2	49.3
Deferred tax assets	81.7	67.6
TOTAL NON-CURRENT ASSETS	6,083.0	5,937.0

CURRENT ASSETS

Inventories	1,267.2	1,223.3
Accounts receivable, net	549.8	607.1
Prepaid expenses and other receivables	193.7	213.2
Current tax assets	11.6	10.3
Cash and cash equivalents	422.1	345.4
TOTAL CURRENT ASSETS	2,444.4	2,399.3

TOTAL ASSETS	8,527.4	8,336.3

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY (DEFICIT)

Share capital	18.5	18.4
Share premium	3,199.9	3,189.1
Capital reserve	2,789.2	2,789.2
Cash flow hedge reserve	(9.1)	19.6
Accumulated deficit and other	(780.3)	(1,017.0)
Equity attributable to equity holders of the parent company	5,218.2	4,999.3
Non-controlling interests	12.6	9.1
TOTAL EQUITY	$5,230.8	$5,008.4

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	$791.2	$790.8
Non-current lease liabilities	484.1	439.0
Defined benefit pension liabilities	30.0	30.0
Other non-current liabilities	14.1	15.5
Non-current provisions	6.3	5.9
Non-current tax liabilities	5.1	4.9
Deferred tax liabilities	497.1	487.4
TOTAL NON-CURRENT LIABILITIES	1,827.9	1,773.5

CURRENT LIABILITIES

Other borrowings	137.4	136.5
Current lease liabilities	121.6	116.9
Accounts payable	457.0	549.0
Other current liabilities	654.9	687.9
Current provisions	34.4	33.7
Current tax liabilities	63.4	30.4
TOTAL CURRENT LIABILITIES	1,468.7	1,554.4

TOTAL LIABILITIES	3,296.6	3,327.9

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$8,527.4	$8,336.3

GEOGRAPHIC REVENUES (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024	% Change
Geographic Revenues
Americas	$464.7	$414.9	12%
Greater China (2)	446.0	311.6	43%
EMEA	404.9	360.6	12%
Asia Pacific (3)	156.9	105.4	49%
Total	$1,472.5	$1,192.5	23%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
(2) Consists of mainland China, Hong Kong, Macau and Taiwan.
(3) Excludes Greater China.
CHANNEL REVENUES (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024	% Change
Channel Revenues
Wholesale	$779.9	$694.7	12%
DTC	692.6	497.8	39%
Total	$1,472.5	$1,192.5	23%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.

SEGMENT REVENUES (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024	% Change
Segment Revenues
Technical Apparel	$663.8	$517.1	28%
Outdoor Performance	502.4	401.8	25%
Ball & Racquet Sports	306.3	273.6	12%
Total	$1,472.5	$1,192.5	23%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
SEGMENT ADJUSTED OPERATING PROFIT
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	Three Months Ended March 31,
In millions	2025	% of Segment Revenues (2)	2024	% of Segment Revenues (2)
Segment Adjusted Operating Profit
Technical Apparel	$157.8	23.8%	$117.3	22.7%
Outdoor Performance	73.8	14.7%	19.4	4.8%
Ball & Racquet Sports	20.2	6.6%	10.8	3.9%
Corporate expenses (1)	(19.6)	NM	(17.7)	NM
Total	$232.2	15.8%	$129.8	10.9%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for Corporate expenses is not presented as it is not a meaningful metric (NM).

SEGMENT DTC OPERATING DATA
As of March 31, 2025 and 2024
(Unaudited)

	March 31,
	2025	2024	% Change

Store count (1)
Technical Apparel	220	190	16%
Outdoor Performance	243	139	75%
Ball & Racquet	55	19	189%
Total	518	348	49%

Omni-comp (2)
Technical Apparel	19%	36%
Outdoor Performance	28%	32%
Ball & Racquet	12%	0%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
ADJUSTED GROSS PROFIT RECONCILIATION
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024
Gross Profit	$851.1	$648.1
Depreciation and amortization on PPA fair value step up	3.6	3.7
Expenses related to certain legal proceedings	(0.8)	—
Adjusted Gross Profit	$853.9	$651.8

ADJUSTED SG&A RECONCILIATION (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024
Selling, general and administrative expenses	$(641.9)	$(543.8)
Depreciation and amortization on PPA fair value step up	6.9	7.0
Restructuring expenses	2.9	0.9
Expenses related to transaction activities	0.3	5.8
Expenses related to certain legal proceedings	0.0	—
Share-based payments	5.0	3.4
Adjusted SG&A expenses	$(626.8)	$(526.7)
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior period amounts have been reclassified to conform with current period presentation.
ADJUSTED NET FINANCE COST RECONCILIATION
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024
Net Finance Costs	$(16.6)	$(93.9)
Expenses related to transaction activities	—	18.0
Loss on debt extinguishment	—	14.3
Adjusted Net Finance Costs	$(16.6)	$(61.6)

ADJUSTED INCOME TAX EXPENSE RECONCILIATION
For the Three and Twelve Months Ended December 31, 2024 and 2023
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024
Income Tax Expense	$(59.5)	$(8.2)
Depreciation and amortization on PPA fair value step up	(2.6)	(2.7)
Restructuring expenses	(0.7)	(0.2)
Expenses related to transaction activities	(0.1)	(2.9)
Expenses related to certain legal proceedings	0.2	—
Share-based payments	(1.3)	(0.9)
Loss on debt extinguishment	—	(1.4)
Adjusted Income Tax Expense	$(64.0)	$(16.3)
ADJUSTED NET INCOME RECONCILIATION (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions (except for share and earnings per share information)	2025	2024

Net income attributable to equity holders of the Company	$134.6	$5.1
Depreciation and amortization on PPA fair value step up	10.5	10.7
Restructuring expenses	2.9	0.9
Expenses related to transaction activities	0.3	23.9
Expenses related to certain legal proceedings	(0.7)	—
Share-based payments	5.0	3.4
Loss on debt extinguishment	—	14.3
Income tax expense on adjustments	(4.5)	(8.1)
Adjusted net income attributable to equity holders of the Company	$148.1	$50.2
Weighted-average dilutive shares outstanding	557,567,556	466,345,776
Adjusted total diluted earnings per share	$0.27	$0.11
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024
Income before tax	$197.6	$15.1
Depreciation and amortization on PPA fair value step up	10.5	10.7
Restructuring expenses	2.9	0.9
Expenses related to transaction activities	0.3	5.8
Expenses related to certain legal proceedings	(0.7)	—
Share-based payments	5.0	3.4
Loss on debt extinguishment	—	14.3
Interest expense	22.0	68.3
Foreign currency exchange losses, net & other finance costs	(3.9)	14.0
Interest income	(1.5)	(2.7)
Adjusted operating profit	$232.2	$129.8
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

EBITDA, ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three Months Ended March 31, 2025 and 2024
(Unaudited)

	For the Three Months Ended March 31,
In millions	2025	2024

Revenue	$1,472.5	$1,192.5
Net income attributable to equity holders of the Company	$134.6	$5.1
Net income attributable to non-controlling interests	3.5	1.8
Depreciation and amortization (2)	77.7	62.5
Interest expense (3)	22.0	68.3
Loss on debt extinguishment	—	14.3
Foreign currency exchange (gains)/losses, net & other finance costs	(3.9)	14.0
Interest income	(1.5)	(2.7)
Income tax expense	59.5	8.2
EBITDA	291.9	171.5
Restructuring expenses	2.9	0.9
Expenses related to transaction activities	0.3	5.8
Expenses related to certain legal proceedings	(0.7)	—
Share-based payments	5.0	3.4
Adjusted EBITDA	$299.4	$181.6
Net income margin	9.1%	0.4%
Adjusted EBITDA Margin	20.3%	15.2%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $35.9 million and $26.5 million for the three months ended March 31, 2025 and 2024, respectively.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $7.2 million and $4.2 million for the three months ended March 31, 2025 and 2024, respectively.